September 2, 1999


Micromem Technologies Inc.
150 York Street, Suite 1206
Toronto, Ontario  M5H 355
Canada

Re:      HFRAM Valuation Report

We understand that Micromem Technologies, Inc. ("Micromen") wishes to refer to and quote from our report entitled, "Estimated Market Value of HFRAM Technology", dated as of July 6, 1998 (the "Valuation Report"), in a Registration Statement on Form 20-F which Micromem is filing with the Securities and Exchange Commission the ("SEC").

We have reviewed the references to and quotes from the Valuation Report that Micromem intends to include in the Registration Statement and hereby consent to the use in the Registration Statement of those or substantially similar references and quotes.

Yours truly,
Business Equity Appraisals Report, Inc.

 /s/ Hans P. Schroeder
Hans P. Schroeder
President


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